UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 333-250990

Sawai Pharmaceutical Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sawai Pharmaceutical Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive officer, General Manager of Controller Department

Date: March 5, 2021

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March 5, 2021

Company Name:	Sawai Pharmaceutical Co., Ltd.
Representative:	Kenzo Sawai President, Representative Director
(Code No.: 4555, TSE, 1st Section)
Contact:	Yasushi Kora General Manager, Public Relations & Investor Relations Office
(TEL: +81-6-6105-5823)

Notice of Cancellation of Treasury Shares and Treasury Stock Acquisition Rights

Sawai Pharmaceutical Co., Ltd. (hereinafter referred to as “the Company”) hereby announces that its Board of Directors has resolved at the meeting held today to cancel treasury shares in accordance with Article 178 of the Companies Act and to cancel treasury stock acquisition rights in accordance with Article 276 of the Companies Act.

I. Cancellation of treasury shares

(1) Reason for the cancellation of treasury shares

The Company is planning to incorporate a holding company (wholly owning parent company) called “SAWAI GROUP HOLDINGS Co., Ltd.” (hereinafter referred to as the “Holding Company”) through sole-share transfer by the Company (hereinafter referred to as the “Share Transfer”) as on April 1, 2021. In accordance with the provisions of the Share Transfer Plan approved at the extraordinary general meeting of shareholders held on December 21, 2020, the Company will cancel all of the treasury shares held by the Company as of the point in time immediately preceding the acquisition of all of the issued and outstanding shares of the Company by the Holding Company (hereinafter referred to as the “Base Time”).

(2) Type of shares to be cancelled

Common stock of the Company

(3) Number of shares to be cancelled

All of the treasury shares held by the Company as of the Base Time

(4) Scheduled date of cancellation

March 31, 2021 (All of the treasury shares will be cancelled at the Base Time.)

(Reference)

Expected status of treasury shares held as of March 31, 2021

Total number of shares issued (excluding treasury shares)	43,791,339 shares
Number of treasury shares	299,649 shares

Ⅱ. Cancellation of treasury stock acquisition rights

(1) Reason for the cancellation of treasury stock acquisition rights

With respect to the 2nd Stock Acquisition Rights of the Company issued in accordance with the resolution of the Board of Directors dated June 25, 2015, the Company plans to acquire some of those stock acquisition rights without compensation due to the resignation of some of the right holders (including resignation to be made prior to the Base Time) and hold them as treasury stock acquisition rights in the name of the Company. In connection with the Share Transfer, the Company will cancel all of the treasury stock acquisition rights held by the Company as of the Base Time.

(2) Name of stock acquisition rights to be cancelled

The 2nd Stock Acquisition Rights of the Company

(3) Type of stock acquisition rights to be cancelled

Common stock of the Company

(4) Number of stock acquisition rights to be cancelled

All of the treasury stock acquisition rights held by the Company as of the Base Time

(5) Scheduled date of cancellation

March 31, 2021 (All of the treasury stock acquisition rights will be cancelled at the Base Time.)

(Reference)

Expected status of treasury stock acquisition rights held as of March 31, 2021

(100 shares per 1 (one) stock acquisition right)

Total number of remaining stock acquisition rights

(excluding treasury stock acquisition rights)	1,824 stock acquisition rights
Treasury stock acquisition rights	247 stock acquisition rights

End.